Filed Pursuant to Rule 424(b)(3)
Registration No. 333-123229

PROSPECTUS SUPPLEMENT

FPB BANCORP, INC.

First Peoples Bank Employees’ Savings & Profit Sharing Plan and Trust (401K Plan)

(Participation Interests in up to 19,343 shares of FPB Bancorp, Inc.)

This prospectus supplement is being provided to employees of First Peoples Bank who are participants of the First Peoples Bank Employees’ Savings & Profit Sharing Plan and Trust (401K Plan). This supplement relates to the election by Plan participants to invest all or a part of their Plan accounts in the common stock of FPB Bancorp, Inc.

FPB Bancorp, Inc. is offering 800,000 shares of its common stock in a registered public offering (the “Offering”).

As a participant in the First Peoples Bank Employees’ Savings & Profit Sharing Plan and Trust (401K Plan), you may use your account in the Plan to purchase shares of our common stock in the Offering:

First, you may elect to use the monies held in your individual Plan account to purchase shares in the public Offering of FPB Bancorp, Inc.’s shares. Because the Plan actually purchases the shares, you will acquire a “participation interest” in the shares and not own the shares directly. Shares may be purchased in this manner by allocating all or a portion of the funds in your Plan account into a new investment option which provides the opportunity to invest in our common stock;

Second, after Offering is completed, on an ongoing basis, you will be able to allocate all or a portion of your Plan account between all of the Plan’s investment funds including the option to invest in FPB Bancorp, Inc.’s common stock.

The prospectus dated May 2, 2005 of FPB Bancorp, Inc., which is attached to this prospectus supplement, includes detailed information with respect to FPB Bancorp, Inc., First Peoples Bank and the Offering of FPB Bancorp, Inc. common stock. This prospectus supplement should be read only in conjunction with the attached prospectus.

For a discussion of certain factors you should consider before investing, see “Restrictions on Resale” at page S-21 in this prospectus supplement and “ Risk Factors” beginning on page 6 in the prospectus.

Neither the Securities and Exchange Commission nor any state or federal agency has approved these securities or determined that this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

The participation interests offered by the First Peoples Bank Employees’ Savings & Profit Sharing Plan and Trust (401K Plan) are not savings accounts or deposits and are not insured or guaranteed by any government insurance fund, First Peoples Bank or FPB Bancorp, Inc. This type of investment involves risk and you may lose some or all of your investment.

The date of this prospectus supplement is May 2, 2005.

i

THE OFFERING

Summary of the Offering

FPB Bancorp, Inc., is Offering 800,000 shares of its common stock for sale in a public Offering (the “Offering”). You may use your Plan account to subscribe for shares of FPB Bancorp, Inc. as described in this prospectus supplement.

Securities Offered

The securities offered by this prospectus supplement are participation interests in the Plan. At April 1, 2005, the Plan had $251,469 in assets which could be used to purchase up to 19,343 shares (at a purchase price of $13.00 per share) of FPB Bancorp, Inc.’s common stock. The Plan will only acquire shares at the instruction of Plan participants for their own accounts and will hold any such shares of common stock. We are the issuer of the common stock. Only employees of First Peoples Bank may become participants in the Plan. Information with regard to the Plan is contained in this prospectus supplement and information with regard to the Offering and the financial condition, results of operation and business of FPB Bancorp, Inc. is contained in the attached prospectus. This prospectus supplement should be read with the attached prospectus. The address of the principal executive office of FPB Bancorp, Inc., and First Peoples Bank is 1301 SE Port St. Lucie Boulevard, Port St. Lucie, Florida 34952. The telephone number of First Peoples Bank is (772) 398-1388.

Election to Purchase Common Stock in the Offering; Priorities

You may direct the transfer of all or part of the funds which represent your beneficial interest in the assets of the Plan to be invested in the employer stock fund. The Plan trustee will subscribe for common stock offered for sale in connection with the Offering according to your directions. In the event the Offering is oversubscribed and the Plan trustee is unable to use the full amount allocated by you to purchase common stock in the Offering, the amount that is not invested in common stock of FPB Bancorp, Inc. will be returned to the other investment funds of the Plan pursuant to your existing investment directions. If you choose not to direct the investment of your Plan account balance, your Plan account balance will remain in the other investment options of the Plan as you have previously directed.

Common stock so purchased will be allocated to your Plan account in the employer stock fund.

The limitations on the amount of common stock that you may purchase in the Offering, as described in the prospectus, see “The Offering - Limitations on Common Stock Purchases,” will be calculated based on the aggregate amount directly purchased by you in the Offering together with the amount purchased with funds allocated to your Plan account.

How to Use Plan Funds to Invest in the Offering

Accompanying this prospectus supplement is an Investment Election Form attached as Annex A. The Investment Election Form will enable you to direct that all or a portion of your beneficial interest in the Plan, representing your Plan contributions through April

30, 2005, be used to invest in the common stock of FPB Bancorp, Inc. If you wish to invest all or part of your beneficial interest in the assets of the Plan in our common stock issued in the Offering, you should complete the Investment Election Form.

Deadline for Participating in the Offering

The Investment Election Form must be returned to First Peoples Bank, 1301 SE Port St. Lucie Boulevard, Port St. Lucie, Florida 34952, Attn: Nancy E. Aumack, no later than noon on June 1, 2005.

Irrevocability of Election to Participate in the Offering

After you return the Investment Election Form, your directions to transfer amounts credited to your Plan account to purchase shares of common stock in the Offering is irrevocable.

Direction to Purchase Common Stock After the Offering

After the Offering, you will continue to be able to direct the investment of past balances and current contributions in the investment options available under the Plan, including our common stock (the percentage invested in any option must be a whole percent). The allocation of your interest in the various investment options offered under the Plan may be changed one time each business day. Special restrictions may apply to transfers directed to or from our common stock if you are an executive officer, director or principal shareholder of FPB Bancorp, Inc. and are subject to the provisions of Section 16(b) of the Securities and Exchange Act of 1934, as amended. In addition, participants who are our officers or directors will not be able to transfer their initial investment out of our common stock for a period of one (1) year following completion of the Offering.

Purchase Price of Common Stock

The funds you allocate for the purchase of common stock in the Offering will be used in full by the Plan trustee to purchase shares of common stock, except in the event of an oversubscription, as discussed above. The price paid for such shares of common stock in the Offering will be $13.00 per share, the same price as paid by all other persons who purchase shares of common stock in the Offering.

After the Offering, common stock purchased by the Plan trustee will be acquired in open market transactions or from FPB Bancorp, Inc.’s treasury stock account. The prices paid by the trustee for shares acquired in the open market may be higher than the $13.00 per share Offering price and will be for “adequate consideration” which means the fair market value of the common stock as determined in good faith by the trustee.

Nature of a Participant’s Interest in Common Stock

The common stock will be held in the name of the Plan and will be allocated to your individual account under the Plan. Therefore, earnings with respect to your Plan account should not be affected by the investment designations (including investments in our common stock) of other participants.

Voting Rights of Common Stock

The Plan provides that you may direct the trustee how to vote any shares of FPB Bancorp, Inc. common stock held by the Employer Stock Fund and credited to your account. If the trustee does not receive your voting instructions, the Plan administrator will exercise those rights as it determines in its discretion and will direct the trustee accordingly. All voting instructions will be kept confidential.

DESCRIPTION OF THE PLAN

Introduction

The Plan was adopted by First Peoples Bank effective as of April 1, 2005. Subsequent to the adoption of the Plan, First Peoples Bank withdrew from the Financial Institutions Thrift Fund and transferred all the Fund’s assets to the new Plan. The Plan is a profit sharing plan with a cash or deferred compensation feature established in accordance with the requirements under Section 401(a) and Section 401(k) of the Internal Revenue Code of 1986, as amended. First Peoples Bank may rely on an opinion letter, obtained by Pentagra Services, Inc., that the Plan is qualified under Section 401(a) of the Internal Revenue Code, and its related trust is tax exempt under Section 501(a) of the Internal Revenue Code. Your investment options are the same as under the prior plan, with the exception of your ability to invest in the common stock of FPB Bancorp, Inc.

Employee Retirement Income Security Act

The Plan is an “individual account plan” other than a “money purchase pension plan” within the meaning of the Employee Retirement Income Security Act of 1974, as amended. As such, the Plan is subject to all of the provisions of Title I (Protection of Employee Benefits Rights) and Title II (Amendments to the Internal Revenue Code Relating to Retirement Plans) of ERISA, except the funding requirements contained in Part 3 of Title I of ERISA which by their terms do not apply to an individual account plan (other than a money purchase pension plan). The Plan is not subject to Title IV (Plan Termination Insurance) of ERISA. The funding requirements contained under Title IV of ERISA are not applicable to participants or beneficiaries under the Plan.

Applicable federal law requires the Plan to impose substantial restrictions on your right to withdraw amounts held for your benefit under the Plan prior to the termination of your employment with First Peoples Bank. A substantial federal tax penalty also may be imposed on withdrawals made prior to you attaining the age 59 1/2.

Reference to Full Text of Plan

The following is a summary of the Plan including the Adoption Agreement between First Peoples Bank and Pentegra Services, Inc., the Plan’s sponsor and the third party administrator, and does not contain all of the detailed information in the Plan and Adoption Agreement. Copies of the Plan and Adoption Agreement are available to all employees by filing a request with First Peoples Bank, 1301 SE Port St. Lucie Boulevard, Port St. Lucie, Florida 34952, Attention: Nancy E. Aumack. You are urged to read carefully the full text of the Plan, including the Adoption Agreement.

Eligibility and Participation

An employee of First Peoples Bank is eligible to become a participant in the Plan on the first day of the month coinciding with or next following the date on which the employee completes six (6) months of service with First Peoples Bank. The plan year is the calendar year, January 1 to December 31.

As of April 1, 2005, there were approximately 41 employees eligible to participate in the Plan, and 40 employees participating by making elective deferral contributions.

Contributions Under the Plan

401(k) Contributions. As a Plan participant, you are permitted to elect to reduce your compensation pursuant to a Change of Investment form by an amount subject to certain restrictions and limitations, as discussed below, not to exceed $14,000 for 2005 or such higher amount as may be periodically set by the IRS and have such amount contributed to the Plan on your behalf. Your pre-tax employee contributions are transferred by First Peoples Bank to the trustee and credited to your Plan account. The Plan defines “Salary” as your basic monthly salary or wages, exclusive of special payments such as overtime or bonuses. Generally, you may elect to modify the amount contributed to your Plan account. However, special restrictions apply if you are subject to Section 16 of the Securities Exchange Act of 1934.

Employer Contributions. First Peoples Bank, in its sole discretion, may make a contribution matching all or some portion of your pre-tax employee contribution.

Limitations on Contributions

Limitation on Annual Additions and Benefits. Pursuant to the requirements of the Internal Revenue Code, the Plan provides that the amount of contributions and forfeitures allocated to your Plan account, including all qualified defined contribution plans maintained by First Peoples Bank, during any calendar year generally may not exceed the lesser of 100% of your salary for the calendar year or $41,000 (for 2004) (adjusted for increases in the cost of living as permitted by the Internal Revenue Code). Annual additions will be limited to the extent necessary to prevent the limitations set forth in the Internal Revenue Code for all of the qualified defined benefit plans and defined contribution plans maintained by First Peoples Bank from being exceeded.

Limitation on Employees’ Contributions. By law, your total deferrals under the Plan may not exceed $14,000 for 2005 (additional deferrals may be made if you are age 50 or older), adjusted for increases in the cost of living as permitted by the Internal Revenue Code. Contributions in excess of this limitation will be included in gross income for federal income tax purposes in the year they are made. In addition, any such excess deferral will again be subject to federal income tax when distributed by the Plan, unless the excess deferral (together with any income allocable thereto) is distributed by April 15th of the following year in which the excess deferral is made. Any income on the excess deferral that is distributed by April 15th of the immediately succeeding year will be treated, for federal income tax purposes, as earned and received by you in the taxable year in which the excess deferral is made.

Limitation on Plan Contributions for Highly Compensated Employees. Sections 401(k) and 401(m) of the Internal Revenue Code limit the amount of salary deferrals and matching contributions that may be made to the Plan in any calendar year on behalf of highly compensated employees (as defined below) in relation to the amount of salary deferrals and matching contributions made by or on behalf of all other employees eligible to participate in the Plan. If these limitations are exceeded, the level of deferrals by highly compensated employees must be adjusted.

In general, a highly compensated employee includes any employee who, during the calendar year or the preceding year, (1) was at any time a 5% owner (i.e., owns directly or indirectly more than 5% of the stock of FPB Bancorp, Inc.), or (2) for the preceding year had compensation from the employer in excess of $90,000 (for 2005), and if the employer so elects was in the top paid group of employees for such preceding year. An employee is in the top paid group of employees for any year if such employee is in the group consisting of the top 20% of employees when ranked on the basis of compensation paid during such year. Such dollar amounts are adjusted annually to reflect increases in the cost of living.

In order to prevent the disqualification of the Plan, any amount contributed by highly compensated employees that exceeds the average deferral limitation in any calendar year must be distributed to such highly compensated employees before the close of the following calendar year.

Top Heavy Plan Requirements. If for any calendar year the Plan is a top heavy plan, then First Peoples Bank may be required to make certain minimum contributions to the Plan on behalf of non-key employees. In addition, certain restrictions would apply with respect to the combination of annual additions to the Plan and projected annual benefits under any defined benefit plan maintained by First Peoples Bank.

In general, the Plan will be regarded as a “top heavy plan” for any calendar year if, as of the last day of the preceding calendar year, the aggregate balance of the accounts of participants who are key employees exceeds 60% of the aggregate balance of the accounts of all participants. Key employees (for 2004) generally include any employee who, at any time during the preceding calendar year, was (1) an officer of First Peoples Bank having annual compensation in excess of $130,000 (for 2005), (2) a 5% owner of FPB Bancorp, Inc. (i.e., owns directly or indirectly more than 5% of the stock of FPB Bancorp, Inc., or stock possessing more than 5% of the total combined voting power of all stock of FPB Bancorp, Inc.) or (3) a 1% or greater owner of FPB Bancorp, Inc. having annual compensation in excess of $150,000.

Investment of Contributions

General. All amounts credited to your accounts under the Plan are held in trust. A trustee appointed by First Peoples Bank’s Board of Directors administers the trust.

The Plan currently offers you the following investment choices:

1.	International Stock Fund

2.	Nasdaq 100 Index Fund

3.	Russell 2000 Stock Fund

4.	S&P MidCap Stock Fund

5.	S&P 500/Growth Stock Fund

6.	S&P 500/Value Stock Fund

7.	S&P 500 Stock Fund

8.	Government Bond Fund

9.	Stable Value Fund

10.	Money Market Fund

11.	Income Plus Asset Allocation Fund

12.	Growth & Income Asset Allocation Fund

13.	Growth Asset Allocation Fund

14.	U.S. REIT Index Fund

In connection with the Offering, the Plan now provides that in addition to the funds specified above, you may direct the trustee, or its representative, to invest all or a portion of your account (other than funds held in your Personal Choice Retirement Account) in the FPB Bancorp, Inc. Stock Fund. You may elect to have both past contributions and earnings, as well as future contributions to your account invested among the funds listed above. If you fail to provide an effective investment direction, your contributions will be invested in the Money Market Fund until such time as you provide an effective investment direction. Transfers of past contributions and the earnings thereon do not affect the investment mix of future contributions. You may change your investment directions at any time. This may be done either by filing a form or by telephone or other electronic medium. You may also redirect the investment of your investment accounts such that a percentage of any one or more investment accounts may be transferred to any one or more other investment accounts either by filing a form or by telephone or other electronic medium.

Performance History. The following table provides performance data with respect to the investment funds available under the Plan through December 31, 2004:

FUND RETURNS

	December 31,
Stock Funds	2004	2003	2002
INTERNATIONAL STOCK FUND [2,3]	19.6%	36.9%	-18.5%
NASDAQ 100 STOCK FUND [4]	9.9%	48.1%	-37.6%
RUSSELL 2000 STOCK FUND [5]	17.7%	45.9%	-20.7%
S&P MIDCAP STOCK FUND [6]	16.0%	35.0%	-15.0%
S&P 500/GROWTH STOCK FUND [5]	5.5%	24.8%	-24.0%
S&P 500/VALUE STOCK FUND [5]	15.1%	30.6%	-21.2%
S&P 500 STOCK FUND [6]	10.2%	27.9%	-22.4%
U.S. REIT INDEX FUND [9]	19.3%

Bond/Fixed Income Funds
GOVERNMENT BOND FUND [6]	8.4%	1.2%	16.4%
STABLE VALUE FUND [7]	3.6%	4.2%	5.3%
MONEY MARKET FUND [6]	1.0%	0.9%	1.6%

Asset Allocation Funds [2,8]
INCOME PLUS	6.6%	11.6%	-2.6%
GROWTH & INCOME	9.8%	19.7%	-10.3%
GROWTH	12.7%	28.2%	-18.8%

*	Investment funds’ returns are calculated net of fees. Dividends and interest are automatically reinvested. Past performance is no guarantee of future performance. Total expenses charged to each fund, as a percentage of each fund’s estimated average assets per year, are as follows: International Stock Fund .71%; Nasdaq 100 Stock Fund .584%; Russell 2000 Stock Fund .584%; S&P MidCap Stock Fund .584%; S&P 500/Growth Stock Fund .584%; S&P 500/Value Stock Fund .584%; S&P 500 Stock Fund .584%; Government Bond Fund .66%; Stable Value Fund .611%; Money Market Fund .44%; Asset Allocation Funds .91%.

[1]	Barclays Global Investors (“BGI”) is the Investment Manager for all Funds. Unit values are determined as of the last business day of each month. See following notes. Benchmark indices are not investment funds and have no fees.

[2]	The inception date for the Asset Allocation Funds and the International Stock Fund was July 2, 1997. Returns prior to inception are hypothetical and are based on the returns of market indices for, or actual funds of, the Fund’s investment components, and are net of fees.

[3]	Prior to September 30, 1999, the International Stock Fund was limited to no more than 25% exposure to Japan.

[4]	BGI became the manager of the Nasdaq 100 Stock Fund as of May 1, 2002. Returns prior to May 1, 2002 but after the Fund’s inception date of August 7, 2000 are hypothetical and are based on investment in the current underlying funds managed by BGI, and are net of fees. Returns prior to the Fund inception date of August 7, 2000 are hypothetical and are based on the returns of the Nasdaq 100 Index, and are net of fees.

[5]	BGI became the manager of the Russell 2000, S&P 500/Growth and S&P 500/Value Stock Funds as of January 4, 2000. Returns prior to January 4, 2000 are hypothetical and are based on investment in the current underlying funds managed by BGI, and are net of fees.

[6]	BGI became the manager of the S&P MidCap, S&P 500, Government Bond and Money Market Funds as of June 17, 1997. Results prior to June 17, 1997 are hypothetical and are based on investment in the current underlying funds managed by BGI, and are net of fees. Accordingly, actual past performance of Pentegra’s Funds is different.

[7]	The Stable Value Fund is a separately managed account; historical return data represents actual performance of the Stable Value Fund.

[8]	The Asset Allocation Funds are designed investment vehicles utilizing various asset classes represented by index funds managed by BGI. They are specifically for Pentegra and its clients. Hypothetical results are shown from January 1992 to July 2, 1997 (the inception date of the Asset Allocation Funds).

[9]	Pentegra will offer the U.S. REIT Index Fund on January 1, 2005. Reported performance prior to that date is based on investment in the current underlying fund managed by BGI, and is net of fees.

The following is a description of each of the Plan’s investment funds:

Pentegra International Stock Fund. This fund invests in approximately 1,000 foreign stocks in approximately 20 countries. Its long-term objective is to offer the potential return of investing in the stocks of established non-U.S. companies, as well as the potential risk-reduction derived from broad diversification. The fund invests in the stocks of established companies based in Europe, Australia, and the Far East.

Pentegra Nasdaq 100 Stock Fund. This fund invests in the stocks of the 100 largest and most actively traded non-financial companies on the Nasdaq Stock Market. Its long-term objective is to offer investors the opportunity to share in the potential of substantial capital growth. The Nasdaq 100 Stock Fund is an index fund whose goal is to match the performance of the Nasdaq 100 Index by investing in most of the same stock. The Nasdaq 100 Index reflects Nasdaq’s largest non-financial companies across major industry groups, including computer hardware and software, telecommunications, retail/wholesale trade and biotechnology. This is a higher risk fund as the securities included in the index tend to be concentrated in specific industries that tend to experience a high degree of volatility.

Pentegra Russell 2000 Stock Fund. This fund invests in the stocks of a broad array of small U.S. companies. Its long-term objective is to earn higher returns that reflect the growth potential of such companies. The Russell 2000 Stock Fund is an index fund whose goal is to match the performance of the Russell 2000 Index. The Russell 2000 Stock Fund invests in most or all of the same stocks held in the Russell 2000 Index. The Russell 2000 is one of the better known indices used to measure the performance of U.S. small company stocks. These 2000 companies make up a subset of the smallest companies held in the Russell 3000 Index. Companies of this size generally have greater investment risk and potentially higher returns than mid- and large-capitalization stocks. Because this is an index of 2000 companies, it is broadly diversified in terms of industries and economic sectors.

Pentegra S&P MidCap Stock Fund. This fund invests in the stocks of mid-sized U.S. companies. Its long-term objective is to earn higher returns which reflect the growth potential of such companies. The fund invests in the stocks of mid-sized companies which are expected to grow faster than larger, more established companies. It is an index fund whose goal is to match the performance of the Standard & Poor’s MidCap 400 Index (the “MidCap Index”) by investing in many of the same stocks as the MidCap Index. MidCap refers to a company’s size as measured by its market capitalization. The MidCap Index includes 400 stocks which represent the middle tier of the U.S. stock market (the S&P 500 represents the largest tier).

Pentegra S&P 500/Growth Stock Fund. This fund invests in most or all of the stocks held in the S&P/BARRA Growth Index. Its long-term objective is to earn higher returns by investing in a diversified portfolio of large-capitalization growth stocks. The S&P 500 Growth Stock Fund is an index fund whose goal is to match the performance of the S&P/BARRA Growth Index by investing in most of the same stocks. The S&P/BARRA Growth Index represents approximately 50% of the market capitalization of the S&P 500 Stock Index. The S&P/BARRA Growth and Value Indexes are constructed by dividing the stocks in the S&P 500 by a single attribute: market price to book value ratio. The S&P/BARRA Growth Index includes companies with higher price to book value ratios.

Pentegra S&P 500/Value Stock Fund. This fund invests in most or all of the stocks held in the S&P/BARRA Value Index. Its long-term objective is to earn higher returns by investing in a diversified portfolio of large-capitalization value stocks. The S&P 500 Value Stock Fund is an index fund whose goal is to match the performance of the S&P/BARRA Value Index by investing in most of the same stocks. The S&P/BARRA Value Index represents approximately 50% of the market capitalization of the S&P 500 Stock Index. The S&P/BARRA Value and Growth Indexes are

constructed by dividing the stocks in the S&P 500 by a single attribute: market price to book value ratio. The S&P/BARRA Value Index includes companies with lower price to book value ratios.

Pentegra S&P 500 Stock Fund. This fund invests in the stocks of a broad array of established U.S. companies. Its long-term objective is to earn higher returns by investing in the largest companies in the U.S. economy. The S&P 500 Stock Fund is an index fund whose goal is to match the performance of the S&P 500 Index by investing in most or all of the same stocks. The S&P 500 Index represents almost 75% of the value of all publicly traded common stocks in the U.S. Because the S&P 500 Index includes 500 established companies of different sizes and different sectors of the U.S. economy (industrial, utilities, financial, and transportation), this fund is broadly diversified in common stocks.

Pentegra U.S. REIT Index Fund. This fund invests in a portfolio of publicly traded Real Estate Investment Trusts designed to track the Morgan Stanley REIT Index, which represents over 90% of the total U.S. real estate equities market. The U.S. REIT Index Fund offers investors exposure to a diverse set of real estate holdings across property types and geographic markets. Equity REITs are the most common type of REIT, and generate earnings from the rental income received on their holdings and capital gains from the sale of properties.

Pentegra Government Bond Fund. This fund invests in U.S. Treasury bonds with a maturity of 20 years or more. Its objective is to earn a higher level of income over the long-term along with the potential for capital appreciation. The fund’s goal is to match the performance of the Lehman Brothers 20+ Year Treasury Bond Index. This index invests in U.S. Treasury bonds with 20 years or more to maturity. The fund is not exposed to credit risk since it invests only in bonds backed by the full faith and credit of the U.S. Government. The fund is exposed to interest rate risk, however, since the long maturity of the bonds means that the fund’s value may fluctuate substantially in response to changes in long-term interest rates.

Stable Value Fund. This fund invests primarily in fully benefit-responsive Guaranteed Investment Contracts (“GICs”), Synthetic GICs and Bank Investment Contracts. Its objective is to achieve a stable return over short to intermediate periods of time while preserving principal. Fully benefit-responsive investment contracts provide a liquidity guarantee by the issuer and prior to maturity, at contract value, permit withdrawals, transfers and loans by employees without penalty or adjustment.

Pentegra Money Market Fund. This fund invests in a broad range of high-quality, short-term instruments. Its objective is to achieve competitive, short-term rates of return while preserving principal. The fund invests in short-term instruments issued by banks, corporations, and the U.S. Government and its agencies. These instruments include certificates of deposit and U.S. Treasury bills.

Income Plus Asset Allocation Fund. This fund is an asset allocation fund that invests approximately 70% of its portfolio in a combination of stable value investments and U.S. bonds. The balance is invested in U.S. and international stocks. Its objective is to preserve principal over short periods of time and to offer some potential for growth over time. The fund diversifies among a broad range of stable value securities to reduce short-term risk and among a broad range of large U.S. and international companies to capture growth potential. The fund is structured to take advantage of market opportunities with a small flexible component.

Growth & Income Asset Allocation Fund. This fund is an asset allocation fund that invests in U.S. domestic and international stocks, U.S. domestic bonds, and stable value investments. Its objective is to provide a balance between the pursuit of growth and protection from risk over time. The fund diversifies among U.S. and international stocks, U.S. bonds and stable value investments to pursue long-term appreciation and short-term stability and takes advantage of market opportunities with a small flexible component. The fund invests in a portfolio of approximately 60% U.S. and international stocks. The remaining 40% of the fund is held in U.S. fixed income and stable value investments such as GICs, Synthetic GICs and Bank Investment Contracts.

Growth Asset Allocation Fund. This fund is an asset allocation fund that invests the majority of its assets in stock-both domestic and international. Its objective is to pursue high growth over time. The fund diversifies among a broad range of domestic and international stocks and takes advantage of market opportunities with a large flexible component. The fund invests approximately 55% of its portfolio in U.S. equities. The fund also invests 25% of its assets in a tactical component which, over the long term, is normally invested in the S&P 500, such that the total allocation in U.S. domestic equities could be 80%. As markets change, the fund manager may shift a portion of the tactical components to various fixed income securities. The fund invests another 20% of its portfolio in international stocks. The international component represents the markets of up to 20 economically developed countries, which are weighted to reduce risk. Stock investments include the S&P 500 Index and the MSCI Europe, Australia and Far East Index.

An investment in any of the funds listed above is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. As with any mutual fund investment, there is always a risk that you may lose money on your investment in any of the funds listed above.

Employer Stock

Each participant’s proportionate undivided beneficial interest in his or her common stock of FPB Bancorp, Inc. will be measured in shares. It is expected that all purchases will be made at prevailing market prices. Under certain circumstances, the Plan trustee may be required to limit the daily volume of shares purchased.

Any brokerage commissions, transfer fees and other expenses incurred in the sale and purchase of our common stock will be paid out of a cash account managed by the Plan trustee. Therefore, although your account will not be directly adjusted for such fees, the market value of your balance in the Employer Stock Fund will be reduced.

As of the date of this prospectus supplement, there is no established market for our common stock. Accordingly, there is no record of the historical performance of our common stock. Performance will be dependent upon a number of factors, including the financial condition and profitability of FPB Bancorp, Inc. and First Peoples Bank and market conditions for our common stock generally. We intend to apply for listing for our common stock on the NASDAQ SmallCap Market.

Vesting

You are always 100% vested in your pre-tax and employee contributions and the earnings thereon under the Plan.

Distribution Upon Retirement or Disability

Upon retirement or disability, you may elect to have your vested account balance distributed in a single lump-sum payment. Payment of your benefits must generally begin no later than the April 1 following the calendar year in which you attain age 70 1/2 or the calendar year in which you retire.

Distribution Upon Death

If you die before your entire vested interest has been distributed, benefits will be paid to your surviving spouse in a single lump-sum payment. If you are an unmarried participant, or you are a married participant with special consent to the designation of a beneficiary other than your spouse, payment of benefits to your chosen beneficiary will be in a single lump-sum payment. You may elect, however, that your beneficiary receive in lieu of a lump sum payment, payments in five annual installments, ten if your spouse is the beneficiary and his or her life expectancy is at least ten years.

Distribution Upon Termination of Employment

After termination of employment with First Peoples Bank, you are entitled to distribution of your vested Plan account upon the earlier of death, disability, or attainment of the Plan’s normal retirement age. However, you may elect to receive a distribution of your vested Plan account after termination prior to death, disability, or the attainment of the Plan’s normal retirement age.

Non-alienation of Benefits

Except with respect to federal income tax withholdings and qualified domestic relations orders, benefits payable under the Plan shall not be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, charge, garnishment, execution, or levy of any kind, either voluntary or involuntary, and any attempt to anticipate, alienate, sell, transfer, assign, pledge, encumber, charge or otherwise dispose of any rights to benefits payable under the Plan shall be void.

Reports to Plan Participants

The Plan’s third party administrator, Pentegra Services, Inc., will furnish to you a statement at least annually showing the balance in your Plan account as of the end of that period, the amount of contributions allocated to your Plan account for that period, and the adjustments to your account to reflect earnings or losses, distributions, loans disbursed, loan repayments and/or transfers between investment funds.

Plan Administration

The trustee for all the investment funds under the Plan, except the employer stock fund is The Bank of New York. Upon completion of the Offering, The Bank of New York will also serve as trustee of the employer stock fund. The trustee receives, holds and invests the contributions to the Plan in trust and distributes them to participants and beneficiaries in accordance with the terms of the Plan and the directions of the Plan administrator. The trustee is responsible for investment of the assets of the trust.

The Plan is administered by a Plan administrator who is one or more persons appointed by and who serve at the pleasure of First Peoples Bank. The Plan administrator is the named fiduciary of the Plan for purposes of ERISA. Currently, the Plan administrator is First Peoples Bank. The address and telephone number of the administrator is 1301 SE Port St. Lucie Boulevard, Port St. Lucie, Florida 34952; Attn: Nancy E. Aumack (772) 398-1388. The administrator is responsible for the administration of the Plan, interpretation of the provisions of the Plan, prescribing procedures for filing applications for benefits, preparation and distribution of information explaining the Plan, maintenance of Plan records, books of account and all other data necessary for the proper administration of the Plan, and preparation and filing of all returns and reports relating to the Plan which are required to be filed with the U.S. Department of Labor and the IRS, and for all disclosures required to be made to participants, beneficiaries and others under ERISA.

Amendment and Termination

First Peoples Bank intends to continue the Plan indefinitely. Nevertheless, we may terminate the Plan at any time. If the Plan is terminated in whole or in part, then regardless of other provisions in the Plan, if you are affected by the termination you will have a fully vested interest in your Plan account. We reserve the right to make, from time to time, any amendment or amendments to the Plan which do not cause any part of the trust to be used for, or diverted to, any purpose other than the exclusive benefit of participants or their beneficiaries; provided, however, that First Peoples Bank may make any amendment it determines necessary or desirable, with or without retroactive effect, to comply with ERISA and/or the Internal Revenue Code.

Merger, Consolidation or Transfer

In the event of the merger or consolidation of the Plan with another plan, or the transfer of the Plan trust assets to another plan, the Plan requires that each participant will (if either the Plan or the other plan were then terminated) receive a benefit immediately after the merger, consolidation or transfer which is equal to or greater than the benefit he or she would have been entitled to receive immediately before the merger, consolidation or transfer (if the Plan had then terminated).

Federal Income Tax Consequences

General. The following is only a brief summary of certain federal income tax aspects of the Plan.

You are urged to consult your tax advisors with respect to any distribution from the Plan and transactions involving the Plan.

Statutory provisions are subject to change, as are their interpretations, and their application may vary in individual circumstances. The consequences under applicable state and local income tax laws may not be the same as under the federal income tax laws.

As a qualified retirement plan, the Internal Revenue Code affords special tax treatment which includes the following: (1) the sponsoring employer is allowed an immediate tax deduction for the amount contributed to the Plan each year; (2) participants pay no current income tax on amounts contributed by the employer on their behalf; and (3) earnings of the plan are tax-exempt thereby permitting the tax-free accumulation of income and gains on investments. The Plan will be administered to comply in operation with the requirements of the Internal Revenue Code as of the applicable effective date of any change in the law. First Peoples Bank expects that it will adopt any amendments to the Plan that may be necessary to maintain the qualified status of the Plan under the Internal Revenue Code.

Lump-Sum Distribution. A distribution from the Plan to a participant or the beneficiary of a participant will qualify as a lump-sum distribution if it is made: (1) within one taxable year to the participant or beneficiary; (2) on account of the participant’s death, disability or separation from service, or after the participant attains age 59 1/2; and (3) consists of the balance to the credit of the participant under this Plan and all other profit sharing plans, if any, maintained by First Peoples Bank. The portion of any lump-sum distribution that is required to be included in the participant’s or beneficiary’s taxable income for federal income tax purposes consists of the entire amount of such lump-sum distribution less the amount of after-tax contributions, if any, made by the participant to any other profit sharing plans maintained by First Peoples Bank which is included in such distribution.

Averaging Rules. The portion of the total taxable amount of a lump-sum distribution that is attributable to participation in the Plan or in any other profit-sharing plan maintained by First Peoples Bank and referred to as the ordinary income portion, will be taxable generally as ordinary income for federal income tax purposes.

For years beginning after December 31, 1999, five-year income averaging is repealed. Under a special rule adopted in the 1986 Tax Reform Act, if you turned 50 by 1985, you may elect to have your lump-sum distribution taxed under a ten-year income averaging rule which would allow you to pay a separate tax on the lump-sum distribution that would approximate the tax (under the rates in effect in 1986) that would have been due if the distribution had been received in ten equal annual installments; you also may elect to have that portion of the lump-sum distribution attributable to your pre-1974 participation in the Plan treated as a long-term capital gain and taxed at a rate of 20%.

Common Stock Included in Lump-Sum Distribution. If a lump-sum distribution includes our common stock, the distribution generally will be taxed in the manner described above, except that the total taxable amount will be reduced by the amount of any net unrealized appreciation with respect to such common stock, i.e., the excess of the value of such common stock at the time of the distribution over its cost to the Plan. The tax basis of such common stock, to the participant or beneficiary for purposes of computing gain or loss on its subsequent sale will be the value of the common stock at the time of distribution less the amount of net unrealized appreciation. Any gain on a subsequent sale or other taxable disposition of such common stock, to the extent of the amount of net unrealized appreciation at the time of distribution, will be considered long-term capital gain regardless of the holding period of such common stock. Any gain on a subsequent sale or other taxable disposition of the common stock in excess of the amount of net unrealized appreciation at the time of distribution will be considered either short-term capital gain or long-term capital gain depending upon the length of the holding period of the common stock.

Distribution: Rollovers and Direct Transfers to Another Qualified Plan or to an IRA. Virtually all distributions from the Plan may be rolled over to another qualified retirement plan or to an IRA without regard to whether the distribution is a lump-sum distribution or a partial distribution. You have the right to elect to have the trustee transfer all or any portion of an “eligible rollover distribution” directly to another qualified plan or to an IRA. If you do not elect to have an “eligible rollover distribution” transferred directly to another qualified plan or to an IRA, the distribution will be subject to a mandatory federal withholding tax equal to 20% of the taxable distribution. The principal types of distributions which do not constitute eligible rollover distributions are (1) an annuity type distribution made over the life expectancy of the participant (or participant and another) or for a period of 10 years or more, (2) a minimum distribution required by Section 409(a)(9) of the Internal Revenue Code, or (3) the portion of any distribution not includable in gross income, except that unrealized appreciation in employee securities can be included in an eligible rollover distribution. The tax law change described above did not modify the special tax treatment of lump-sum distributions that are not rolled over or transferred, i.e., forward averaging, capital gains tax treatment and the nonrecognition of net unrealized appreciation, discussed earlier.

ERISA and Other Qualification

As noted above, the Plan is subject to certain provisions of ERISA, and was submitted to the IRS for a determination that it is qualified under the Internal Revenue Code.

We have provided a brief description of the material federal income tax aspects of the Plan which are of general application under the Internal Revenue Code. This is not intended to be a complete or definitive description of the federal income tax consequences of participating in or receiving distributions from the Plan. Accordingly, you are urged to consult a tax advisor concerning the federal, state and local tax consequences of participating in and receiving distributions from the Plan.

Restrictions on Resale

Any person receiving shares of FPB Bancorp, Inc. common stock under the Plan who is an “affiliate” of FPB Bancorp, Inc. as the term “affiliate” is used in Rules 144 and 405 under the Securities Act of 1933, as amended, (e.g., our directors, executive officers and substantial stockholders) may reoffer or resell such shares only pursuant to a registration statement filed under the Securities Act of 1934 assuming the availability of a registration statement, pursuant to Rule 144 or some other exemption of the registration requirements of the Securities Act of 1933. Any person who may be an “affiliate” of FPB Bancorp, Inc. may wish to consult with counsel before transferring any common stock he or she owns. In addition, you are advised to consult with counsel as to the applicability of Section 16 of the Securities Exchange Act of 1934 which may restrict the sale of common stock when acquired under the Plan, or other sales of common stock.

Persons who are not deemed to be our “affiliates” at the time of resale will be free to resell any shares of common stock allocated to them under the Plan, either publicly or privately, without regard to the registration and prospectus delivery requirements of the Securities Act of 1933 or compliance with the restrictions and conditions contained in the exemptive rules thereunder. An “affiliate” of FPB Bancorp, Inc. is someone who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control, with FPB Bancorp, Inc. Normally, a director, principal officer or major stockholder of a corporation may be deemed to be an “affiliate” of that corporation. A person who may be deemed an “affiliate” of FPB Bancorp, Inc. at the time of a proposed resale will be permitted to make public resales of the common stock only pursuant to a “reoffer” prospectus or in accordance with the restrictions and conditions contained in Rule 144 under the Securities Act of 1933 or some other exemption from registration, and will not be permitted to use this prospectus in connection with any such resale. In general, the amount of the common stock which any such affiliate may publicly resell pursuant to Rule 144 in any three-month period may not exceed the greater of one percent of the common stock then outstanding or the average weekly trading volume reported on the Nasdaq Stock Market during the four calendar weeks prior to the sale. Such sales may be made only through brokers without solicitation and only at a time when FPB Bancorp, Inc. is current in filing the reports required of it under the Securities Exchange Act of 1934.

SEC Reporting and Short-Swing Profit Liability

Section 16 of the Securities Exchange Act of 1934 imposes reporting and liability requirements on officers, directors and persons beneficially owning more than ten percent of public companies such as FPB Bancorp, Inc. Section 16(a) of the Securities Exchange Act of 1934 requires the filing of reports of beneficial ownership. Within ten days of becoming a person subject to the reporting requirements of Section 16(a), a Form 3 reporting initial beneficial ownership must be filed with the Securities and Exchange Commission. Certain changes in beneficial ownership, such as purchases, sales, gifts and participation in savings and retirement plans must be reported periodically, either on a Form 4 within two business days after a change occurs, or annually in certain limited situations, on a Form 5 within 45 days after the close of FPB Bancorp, Inc.’s fiscal year. Investment in our common stock in the Plan by officers, directors and persons beneficially owning more than ten percent of the common stock must be reported to the SEC on the Form 4s or Form 5s filed by such individuals.

In addition to the reporting requirements described above, Section 16(b) of the Securities Exchange Act of 1934 provides for the recovery by FPB Bancorp, Inc. of profits realized by any officer, director or any person beneficially owning more than ten percent of the common stock resulting from the purchase and sale or sale and purchase of the common stock within any six-month period.

The SEC has adopted rules that provide exemption from the profit recovery provisions of Section 16(b) for participant-directed employer security transactions within an employee benefit plan, such as the Plan, provided certain requirements are met.

LEGAL OPINION

The validity of the issuance of the common stock will be passed upon by Igler & Dougherty, P.A., Tampa, Florida, which firm acted as counsel for FPB Bancorp, Inc. and First Peoples Bank in connection with the Offering.

FIRST PEOPLES BANK

EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST (401K PLAN)

Investment Election Form

Name of Plan Participant:

Social Security Number:

1. INSTRUCTIONS. The First Peoples Bank Employees’ Savings & Profit Sharing Plan and Trust (401K) permits participants to invest their account balances in the common stock of FPB Bancorp, Inc. The dollar amount of your account transferred at your direction will be used to purchase shares of common stock of FPB Bancorp, Inc.

To direct the investment of all or part of the funds credited to your account to the common stock of FPB Bancorp, Inc., you should complete and file this form with First Peoples Bank, 1301 Port St. Lucie Blvd, Port St. Lucie, Florida 34952, Attn: Nancy E. Aumack, no later than noon on June 1, 2005. A representative for First Peoples Bank will retain a copy of this form and return a copy to you. If you need any assistance in completing this form, please contact Nancy E. Aumack. If you do not complete and return this form to First Peoples Bank by noon on June 1, 2005, the funds credited to your accounts under the Plan will continue to be invested in accordance with your prior investment direction, or in accordance with the terms of the Plan if no investment direction has been provided.

2. INVESTMENT DIRECTIONS. I hereby authorize the Plan Administrator to direct First Peoples Bank to sell the units currently credited to my account and to purchase common stock of FPB Bancorp, Inc. The total dollar amount transferred from existing investment funds must be in increments of $10. For example, you may transfer $1,000 or $1,010 but you may not transfer $1,001 or $1,011.

SELL UNITS FROM	Plan Investment Funds
Sell $_____	Money Market Fund
Sell $_____	Stable Value Fund
Sell $_____	Government Bond Fund
Sell $_____	S&P 500 Stock Fund
Sell $_____	S&P 500/Value Stock Fund
Sell $_____	S&P 500/Growth Stock Fund
Sell $_____	S&P MidCap Stock Fund
Sell $_____	Russell 2000 Stock Fund
Sell $_____	International Stock Fund
Sell $_____	NASDAQ 100 Index Fund
Sell $_____	U.S. REIT Index Fund
Sell $_____	Income Plus Asset Allocation Fund
Sell $_____	Growth & Income Asset Allocation Fund
Sell $_____	Growth Asset Allocation Fund
Sell $_____	NASDAQ 100 Index Fund
Total: $_______

3. INVESTMENT ELECTION. I, the undersigned participant in the Plan, make the following investment election:

I elect to buy $_______________ (indicate the total dollar amount of stock you wish to purchase) of FPB Bancorp, Inc. stock at $____ a share. The amount indicated should equal the total dollar amount specified in the above paragraph titled “investment directions.”

The total dollar amount you have elected to transfer from your existing investment funds will be held in a segregated, interest-bearing account until the shares of common stock of FPB Bancorp, Inc. are purchased. If the dollar amount you elect to transfer from an investment fund exceeds the applicable investment fund account balance, the additional funds required to fill the order will be taken from your other investment funds on a pro-rata basis (to the extent available). To the extent your investment election cannot be filled, the amount that is not invested in the shares of common stock of FPB Bancorp, Inc. will be reallocated on a pro-rata basis to the other investment options that you have selected.

4. ACKNOWLEDGMENT OF PARTICIPANT. I understand that this Investment Election Form shall be subject to all of the terms and conditions of the Plan. I acknowledge that I have received a copy of the prospectus and the prospectus supplement.

Signature of participant

Date:

ACKNOWLEDGMENT OF RECEIPT BY EMPLOYER

By:

Date: